Exhibit 99.1

Envigado, February 27, 2024

ASSESSMENT REPORT OF CANDIDATES APPLYING AS MEMBERS OF THE BOARD OF DIRECTORS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that in accordance with the Procedure for the Election of the Company’s Board of Directors, shareholders had the opportunity to apply and submit their lists of candidates to the Board of Directors, from February 19, date of the announcement of the call to the ordinary meeting of the General Shareholders’ Assembly, to the due date on February 24, 2024.

After the term expired, the Company only received the proposal from shareholder Cama Commercial Group, Corp., which was disclosed as relevant information on February 26, 2024.

Enclosed to this communication is the Evaluation Report of the Candidates to the Board of Directors to be submitted to the consideration of the General Shareholders’ Assembly.

Resumes of each of the candidates and their acceptance letters are available on the corporate website.

February 27, 2024

Assessment Report of Candidates to the Board of Directors

Almacenes Éxito S.A.

As informed to the shareholders and the market, all the necessary steps were taken within the framework of the process for the composition of the Board of Directors, carrying out a complete analysis of the personal and functional profile of each of the candidates that were proposed. For this purpose, the following aspects, among others, were considered: trajectory, recognition, prestige, knowledge, professional experience and management and leadership skills. The analysis showed that the proposed candidates have knowledge and experience demonstrated in their trajectory, and a strategic and transforming vision that will be able to enhance the development and sustainability of the organization’s commitments.

It has been concluded that the proposed list for the composition of this corporate body is ideal, receiving strategic support and high-value contributions.

(i)	In addition, some of the main issues to highlight of the proposed conformation are: Their knowledge and performance in multiple sectors and areas of expertise, including retail, legal, banking, finance, mergers and acquisitions, economics, marketing, commercialization, and sustainability.

(ii)	The different levels of managerial exposure that the candidates have had in diverse contexts and in related or complementary businesses.

(iii)	The track record evidenced in roles related to economic development and social contribution.

It is highlighted that their knowledge and participation will have a positive impact on the relationship with different stakeholders, development of the economy and competitiveness, impact on the integral value proposition for the client. In addition, it is estimated that their strategic vision and experience in broad ecosystem businesses that enable retail, will lead the organization’s businesses to positively impact the social environment, in addition to the generation of proposals that favor a competitive, profitable business for the responsible construction of the country.

In accordance with Decree 830 of 2021, based on the review of the profile of each of the candidates, it has been identified that none of them holds the status of politically exposed person (“PEP”) (without this constituting an impediment to belong to the Board of Directors).

By accepting their inclusion in the list to form the Company’s Board of Directors, all candidates have declared (i) that they have sufficient time to attend and participate actively and responsibly in the meetings of said corporate body; and (ii) that if elected by the General Shareholders’ Assembly, they will strictly comply with the Company’s Bylaws, Corporate Governance Code, Board of Directors Regulations, General Shareholders’ Meeting Regulations, and other internal policies, procedures and rules of the Company.

CANDIDATES
	FRANCISCO JAVIER CALLEJA MALAINA	JUAN CARLOS CALLEJA HAKKER	DAVID ALBERTO CAHEN ÁVILA	ALBERTO CORPEÑO
LEVEL OF KNOWLEDGE

He is CEO and founder of Grupo Calleja and Director of Zona Franca El Pedregal, in El Salvador. Graduated from the University of Bilbao, Spain as an industrial engineer.

He has served as CEO of Supermercados de Centroamérica y Panamá (SUCAP), CEO of Central America Communications, Chairman of the Board of Banco de Crédito Popular, Director and President of Asociación Bancaria Salvadoreña, President of Asociación Nacional de la Empresa Privada de El Salvador, President of Club Campestre Cuscatlán, Director of the Salvadoran Association of Industrialists, Vice President of INCAE Business School of El Salvador, Secretary Director of the Board of Directors of TELECOM, Member of the Council Asocio para el Crecimiento, Member of the National Security Council and Member of the Council Alianza para la Prosperidad.

He has received several awards for his career, among them: La Palma de Oro, an award presented by the Chamber of Commerce and Industry of El Salvador; Doctor Honoris Causa, a distinction awarded by the Universidad Doctor José Matías Delgado and Condecoración de Encomienda de la Orden de Isabel la Católica, a decoration received from the Government of Spain.

He is currently a member of the Board of Directors of Grupo Calleja, Comercializadora de Supermercados “Selectos” and Invenergy FSRU, LTD. of Spain.

Currently serves as Executive Vice President of Grupo Calleja and President of Fundación Calleja.

Salvadoran businessman with more than 25 years of experience. He holds a master’s degree in Business Administration from New York University Stern School of Business and a bachelor’s degree in Liberal Arts from Middlebury College.

He has been a member of de Supermercados de Centroamérica y Panamá (SUCAP); the National Education Council of the Government of El Salvador; the Board of Directors of the Young Presidents Organization (YPO) and the Board of Directors of the Fundación Salvadoreña para el Desarrollo Económico y Social (FUSADES).

He is a member of the Board of Directors of Grupo Calleja, Comercializadora de Supermercados “Selectos”.

He is Executive Director of Grupo Calleja, with more than 20 years of international experience in consumer-focused companies.

Expert in the formation of high-performance teams. He holds a master’s degree in International Management from Thunderbird School of Global Management, USA and a bachelor’s degree in Economics from Université Paris-Sorbonne, France.

He has served as: Executive President of Industrias Merlet in El Salvador, Vice President of Marketing, Unilever Food Division (El Salvador, Colombia, and Russia), General Manager of Kimberly-Clark (El Salvador, Venezuela and Peru), Commercial Manager of CIMER S.A., Levi Strauss & Co., Marketing Manager of British American Tobacco, and also serves as advisor to the CEO of Grupo Calleja.

He is currently a member of the Board of Directors of Grupo Calleja, Comercializadora de Supermercados “Selectos”.

With a degree in Business Administration, he has 23 years of experience in the commercial area of Super Selectos. He holds the position of Category Director at Super Selectos.

CANDIDATES
	FRANCISCO JAVIER CALLEJA MALAINA	JUAN CARLOS CALLEJA HAKKER	DAVID ALBERTO CAHEN ÁVILA	ALBERTO CORPEÑO
MANAGERIAL SKILLS	He has extensive knowledge in retail industry management, has negotiation skills and his knowledge in economics has allowed him to expand his financial vision to other businesses, diversifying markets and generating social contribution, betting on the development of the territories where his businesses are present.

He is a visionary person, with the ability to lead and transform different business ecosystems, challenging circumstances, leveraging business viability in favor of negotiation towards results.

Demonstrates a high interest in democratizing economies and generating strategies that leverage integral social development.

He stands out for his high interest in contributing significantly in team development, strategic direction and clear business vision.

He has an integral vision oriented to the consumer and market experiences, which allows him to focus his business strategies with forceful and customer-focused actions.

He is a person with a track record and qualities in negotiation, understanding of markets and suppliers, with a commercial analytical capacity of economic environments and conditions for local purchasing decisions and sustainable growth.
PERSONAL APTITUDES

He stands out for its strategic vision with a comprehensive business approach. He has focused on the democratization of products, favoring and contributing to the economy from a profitable and sustainable principle.

Its leadership has been a source of inspiration and an example of growth, contributing to the economic development of the countries in which he operates.

		He stands out for his negotiation skills and affinity for political and social issues, which has allowed him to base his training and career in the social and business development of the country.	His career has been highlighted by leading high performance teams and in business transformation with a high capacity to contribute and impact the expected results by overcoming economic challenges in the retail sector and other related industries.

A leader with a solid business background and a focus on growth and profitability, he has demonstrated an ability to implement innovative business strategies that drive organizational growth and relationships with investors and suppliers.

He has an understanding of current and emerging markets, as well as an exceptional ability to identify business opportunities and convert them into tangible results.

OTHERS

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them.

The existence of conflicts was not evidenced in his conflict report. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date he does not hold the status of Politically Exposed Person (“PEP”).

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them.

The existence of conflicts was not evidenced in his conflict report. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date he does not hold the status of Politically Exposed Person (“PEP”).

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them.

The existence of conflicts was not evidenced in his conflict report. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date he does not hold the status of Politically Exposed Person (“PEP”).

Pursuant to Article 5 of the Board of Directors Election and Succession Policy, it was verified that he is not subject to any disqualifications or incompatibilities. The conflicts reported are those that can be managed following the rules set forth in the Code of Ethics and Conduct.

In accordance with Decree 830 of 2021, he does not hold the status of politically exposed person (“PEP”).

CANDIDATES
	MIGUEL F. DUEÑAS	FRANCISCO JOSÉ FERMÁN GÓMEZ	ÓSCAR SAMOUR SANTILLANA
LEVEL OF KNOWLEDGE

He began his career as an investment banker in Morgan Stanley’s Mergers and Acquisitions Department, advising on high-value cross-border transactions.

He graduated with honors from Georgetown University with a B.S. in Finance and International Business. He holds an MBA from Columbia Business School, where he is a graduate of its prestigious Investment Program.

In 2005, he joined Dimension Capital as a member of the board of directors and was appointed CEO and Managing Partner in 2009. In turn, he chairs the firm’s Investment Committee, which is responsible for approving all investment and asset allocation decisions. Prior to joining Dimension Capital, he founded GD Capital Partners, an asset management firm that advised on direct investments in public and private companies as well as alternative investment funds. Previously, he worked on the investment team at Rhone Capital, a New York-based private equity firm.

He currently holds positions on the investment committees, advisory boards, and boards of directors of several investment funds and multinational corporations.

He is a Lawyer and Notary Public at Fermán & Fermán Abogados, in El Salvador.

He obtained his law degree from the Escuela Superior de Economía y Negocios, El Salvador. He was Legal adjudicator of the First Small Claims Court of San Salvador.

He is a member of the Board of Directors of La Casa del Repuesto, S.A. de C.V.; The Talent Nest, S.A. De C.V. and Punta Del Sol, S.A. de C.V., all of which are companies in El Salvador.

He is a partner of Consortium Legal, El Salvador. He has more than 18 years of experience in banking and finance, mergers and acquisitions and dispute resolution.

He has extensive experience in multi-jurisdictional transactions. He has led some of the largest transactions that have taken place in the financial sector in El Salvador.

He holds a master’s degree in Dispute Resolution from Pepperdine University School of Law, a specialization in American Legal System from Columbia University School of Law and a bachelor’s degree in Legal Sciences from Universidad Centroamericana José Simeón Cañas.

He was a member of the Latin American Banking Law Committee of the International Bar Association.

He has been recognized as: Outstanding professional in El Salvador in corporate and commercial law by Chambers & Partners, International Financial Law Review, Legal 500 and Lawyer specialized in financial law and mergers and acquisitions by the directory Who’s Who Legal.

He is Chairman of the Board of Directors of the British-Salvadorian Chamber of Commerce and member of the Latin American Banking and Financial Law Committee of the International Bar Association and Arbitrator authorized by the Mediation, Conciliation and Arbitration Center of the Chamber of Commerce and Industry of El Salvador.

MANAGERIAL SKILLS	Executive with a solid economic, financial and investment background. He stands out for maintaining a business strategy that drives business growth and profitability. He has strategic thinking and decision-making skills, with an expertise in extrapolating his knowledge to a global vision. He has been recognized on several occasions as one of the top independent financial advisors in the United States, an achievement highlighted by the prestigious Financial Times.	Analytical, diplomatic, and strategic executive are the main qualities that stand out in Francisco. His extensive experience in the management of legal matters, and his membership in various collegiate bodies allow him to propose effective solutions in the organizational environment for making solid and timely decisions.	He has extensive experience in economic and banking law matters, has high negotiation skills, bringing to an exponential level his ability to respond to competitive business environments through banking, legal and financial processes.

CANDIDATES
	MIGUEL F. DUEÑAS	FRANCISCO JOSÉ FERMÁN GÓMEZ	ÓSCAR SAMOUR SANTILLANA
PERSONAL APTITUDES	He is an executive with a solid academic background, extensive experience in organizational leadership and a proven commitment to business success. His professional profile reflects his ability to face challenges, make strategic decisions and generate positive results in any business and country context.	Visionary leader with a solid and highly recognized legal background. He has extensive experience advising boards of directors, his macroeconomic vision allows him to assist and add value to organizations through excellence in the service offered from his professional integrity.

An outstanding leader in the financial and commercial sector, contributing great value to financial transactions and to the social and economic development of the countries in which its clients are located.

His strategic vision has allowed him to transcend in various sectors aimed at a sustainable economy. His critical thinking enables him to identify risks in advance in order to minimize or mitigate their impact on business.

OTHERS

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them. Additionally, he fully complies with the required independence criteria.

In his conflict-of-interest report, there was no evidence of conflicts of interest. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date it does not hold the status of politically exposed person (“PEP”).

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them. Additionally, he fully complies with the required independence criteria.

In his conflict-of-interest report, there was no evidence of conflicts of interest. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date it does not hold the status of politically exposed person (“PEP”).

In accordance with the provisions of the Rules of Procedure for the Board of Directors and the Board of Directors Election and Succession Policy, it was verified that, under the regime of disqualifications and incompatibilities in force at the time of the generation of this Report and the one to be considered by the General Shareholders’ Assembly at its ordinary meeting of March 21, 2024, the candidate is not immersed in any of them. Additionally, he fully complies with the required independence criteria.

In his conflict-of-interest report, there was no evidence of conflicts of interest. Should any conflicts arise during the period, the rules set forth in the Code of Ethics and Conduct shall be observed.

In accordance with Decree 830 of 2021, to date it does not hold the status of politically exposed person (“PEP”).